April 2, 2015

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: TeleHealthCare, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed March 26, 2015

File No. 333-201391

Dear Mr. Crispino,

TeleHealthCare, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated April 2, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. We note your statement in the Plan of Distribution section that “[t]he selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act. . . .” As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Accordingly, revise to identify all selling stockholders as underwriters in the registration statement.

We agree with your comment and have revised the registration statement accordingly.

2. We note the statement on the cover page and in the plan of distribution section that the selling stockholders will sell their shares at a fixed price of $0.025 per share for the duration of the offering or until your shares are quoted on the OTC Markets or listed for trading or quoted on any other public market. Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Securities Act Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering.

We agree with your comment and have revised the registration statement accordingly.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Karl Hoshor, Chief Financial Officer at 714-470-4825 if you have questions or need additional information.

Sincerely,

TeleHealthCare, Inc.

/s/ Karl Hoshor

Karl Hoshor, CFO